Exhibit 99.3

Cameco Corporation
Consolidated Financial Statements
September 30, 2010

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Financial (in millions)
Revenue	$419	$518	$1,450	$1,656
Net earnings	98	172	308	501
Adjusted net earnings	80	94	305	358
Cash provided by (used in) operations	(18)	175	387	502
Working capital (end of period)			1,812	1,362
Net debt to capitalization			N/A	13%

Per common share
Net earnings — Basic	$0.25	$0.44	$0.78	$1.30
- Diluted	0.25	0.44	0.78	1.29
- Diluted, adjusted	0.20	0.24	0.77	0.92
Dividend	0.07	0.06	0.21	0.18

Weighted average number of paid common shares outstanding (in thousands)	393,100	392,613	392,988	386,355

Uranium price information
Average uranium spot price for the period (US$/lb)	$45.83	$45.29	$43.01	$46.10
Average uranium realized price for the period (US$/lb)	40.63	34.24	41.46	37.26
Average uranium realized price for the period (Cdn$/lb)	43.01	39.18	43.90	45.80

Sales volumes
Uranium (in thousands lbs U3O8)	5,572	8,280	20,514	23,883
Fuel services (tU)	3,939	2,833	10,731	8,853
Electricity (TWh)	2.0	1.9	6.1	5.8

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,703	3,758	9,882	9,325
Rabbit Lake	100.0%	476	918	2,558	2,415
Crow Butte	100.0%	188	198	554	554
Smith Ranch Highland	100.0%	427	410	1,354	1,300
Inkai	60.0%	763	343	2,110	536

Total		5,557	5,627	16,458	14,130

Fuel services (tU) (i)	100.0%	2,331	4,088	11,673	8,449

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

		(Recast		(Recast
		note 12)		note 12)
	Three Months Ended		Nine Months Ended
	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Revenue from
Products and services	$419,475	$517,705	$1,450,245	$1,656,279

Expenses
Products and services sold	203,857	302,134	770,600	937,485
Depreciation, depletion and reclamation	63,338	66,849	180,869	174,298
Administration	40,205	32,789	101,258	93,706
Exploration	35,430	10,654	68,340	33,074
Research and development	1,033	(2,299)	2,654	(86)
Interest and other [note 7]	1,894	3,860	7,303	(10,899)
Gains on derivatives [note 4]	(39,099)	(128,975)	(22,049)	(201,219)
Cigar Lake remediation	6,622	2,927	14,460	13,119
Loss (gain) on sale of assets	(481)	2,337	(297)	183

	312,799	290,276	1,123,138	1,039,661

Earnings from continuing operations	106,676	227,429	327,107	616,618

Other expense	(4,891)	(4,686)	(10,795)	(24,706)

Earnings before income taxes and minority interest	101,785	222,743	316,312	591,912

Income tax expense [note 8]	7,824	28,376	14,738	50,462
Minority interest	(3,652)	(470)	(6,635)	(1,175)

Earnings from continuing operations	97,613	194,837	308,209	542,625
Loss from discontinued operations [note 12]	—	(22,722)	—	(41,663)

Net earnings	$97,613	$172,115	$308,209	$500,962

Net earnings per share [note 9]
Basic
Continuing operations	$0.25	$0.50	$0.78	$1.40
Discontinued operations	—	(0.06)	—	(0.10)

	$0.25	$0.44	$0.78	$1.30

Diluted
Continuing operations	$0.25	$0.50	$0.78	$1.40
Discontinued operations	—	(0.06)	—	(0.11)

	$0.25	$0.44	$0.78	$1.29

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Sep 30/10	Dec 31/09

Assets
Current assets
Cash and cash equivalents	$353,637	$1,101,229
Short-term investments	916,787	202,836
Accounts receivable	357,570	453,622
Inventories [note 3]	514,230	453,224
Supplies and prepaid expenses	171,249	162,105
Current portion of long-term receivables, investments and other [note 5]	86,492	154,725

	2,399,965	2,527,741

Property, plant and equipment	4,245,743	4,068,103
Intangible assets	95,218	97,713
Long-term receivables, investments and other [note 5]	651,491	648,545
Future income tax assets	34,801	33,017

	5,027,253	4,847,378

Total assets	$7,427,218	$7,375,119

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [note 8]	$390,477	$534,664
Short-term debt	75,530	76,762
Dividends payable	27,542	23,570
Current portion of long-term debt	12,766	11,629
Current portion of other liabilities	46,730	29,297
Future income tax liabilities	35,418	87,135

	588,463	763,057

Long-term debt	943,534	952,853
Provision for reclamation	299,814	296,896
Other liabilities	194,786	187,072
Future income tax liabilities	172,000	167,373

	2,198,597	2,367,251

Minority interest	174,132	164,040

Shareholders’ equity
Share capital	1,518,794	1,512,461
Contributed surplus	138,155	131,577
Retained earnings	3,384,154	3,158,506
Accumulated other comprehensive income	13,386	41,284

	5,054,489	4,843,828

Total liabilities and shareholders’ equity	$7,427,218	$7,375,119

Commitments and contingencies [notes 8,13]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

		(Recast
		note 12)
	Nine Months Ended
	Sep 30/10	Sep 30/09

Share capital

Balance at beginning of period	$1,512,461	$1,062,714
Stock option plan	6,333	5,487
Equity issuance [note 6]	—	445,532

Balance at end of period	$1,518,794	$1,513,733

Contributed surplus

Balance at beginning of period	$131,577	$131,858
Stock-based compensation	7,646	4,917
Options exercised	(1,068)	(406)

Balance at end of period	$138,155	$136,369

Retained earnings

Balance at beginning of period	$3,158,506	$2,153,315
Net earnings	308,209	500,962
Dividends on common shares	(82,561)	(70,660)

Balance at end of period	$3,384,154	$2,583,617

Accumulated other comprehensive income (loss)

Balance at beginning of period	$41,284	$165,736
Other comprehensive income (loss)	(27,898)	(58,468)

Balance at end of period	$13,386	$107,268

Total retained earnings and accumulated other comprehensive income	$3,397,540	$2,690,885

Shareholders’ equity at end of period	$5,054,489	$4,340,987

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

		(Recast		(Recast
		note 12)		note 12)
	Three Months Ended		Nine Months Ended
	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Net earnings	$97,613	$172,115	$308,209	$500,962
Other comprehensive income (loss), net of taxes [note 8]
Unrealized foreign currency translation gains (losses)	14,375	(60,548)	12,792	(87,686)
Gains on derivatives designated as cash flow hedges	1,826	29,983	12,130	114,385
Gains on derivatives designated as cash flow hedges transferred to net earnings	(14,760)	(32,481)	(51,278)	(87,317)
Unrealized gains on available-for-sale securities	139	390	1,072	2,150
Losses (gains) on available-for-sale securities transferred to net earnings	15	—	(2,614)	—

Other comprehensive income (loss)	1,595	(62,656)	(27,898)	(58,468)

Total comprehensive income	$99,208	$109,459	$280,311	$442,494

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 8]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2009	$(50,397)	$89,456	$2,225	$41,284
Unrealized foreign currency translation gains	12,792	—	—	12,792
Gains on derivatives designated as cash flow hedges	—	12,130	—	12,130
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(51,278)	—	(51,278)
Unrealized gains on available-for-sale securities	—	—	1,072	1,072
Gains on available-for-sale securities transferred to net earnings	—	—	(2,614)	(2,614)

Balance at September 30, 2010	$(37,605)	$50,308	$683	$13,386

Balance at December 31, 2008	$65,342	$101,654	$(1,260)	$165,736
Unrealized foreign currency translation losses	(87,686)	—	—	(87,686)
Gains on derivatives designated as cash flow hedges	—	114,385	—	114,385
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(87,317)	—	(87,317)
Unrealized gains on available-for-sale securities	—	—	2,150	2,150

Balance at September 30, 2009	$(22,344)	$128,722	$890	$107,268

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

		(Recast		(Recast
		note 12)		note 12)
	Three Months Ended		Nine Months Ended
	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Operating activities
Net earnings	$97,613	$172,115	$308,209	$500,962
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	63,338	66,849	180,869	174,298
Provision for future taxes [note 8]	(300)	22,470	(33,289)	5,141
Deferred gains	(6,534)	(8,790)	(24,436)	(33,102)
Unrealized losses (gains) on derivatives	(31,552)	(84,296)	64,640	(197,315)
Stock-based compensation [note 10]	1,323	565	7,645	3,802
Loss (gain) on sale of assets	(481)	2,337	(297)	183
Equity in loss of associated companies	4,891	4,686	13,428	24,706
Other income	—	—	(2,633)	—
Discontinued operations	—	22,722	—	41,663
Minority interest	(3,652)	(470)	(6,635)	(1,175)
Other operating items [note 11]	(142,451)	(22,820)	(120,426)	(17,256)

Cash provided by (used in) operations	(17,805)	175,368	387,075	501,907

Investing activities
Additions to property, plant and equipment	(120,253)	(87,242)	(330,224)	(276,829)
Purchase of short-term investments	53,759	(16,979)	(714,271)	(16,979)
Increase in long-term receivables, investments and other	(3,079)	(12,096)	(15,312)	(35,832)
Proceeds on sale of property, plant and equipment	481	52	5,946	3,685

Cash used in investing	(69,092)	(116,265)	(1,053,861)	(325,955)

Financing activities
Decrease in debt	(1,674)	(237,713)	(11,186)	(607,367)
Issue of debentures, net of issue costs	—	495,818	—	495,818
Contributions from minority interests	3,008	—	7,646	—
Issue of shares, net of issue costs [note 6]	—	—	—	440,150
Issue of shares, stock option plan	2,999	1,023	5,266	2,318
Dividends	(27,512)	(23,553)	(78,590)	(69,044)

Cash provided by (used in) financing	(23,179)	235,575	(76,864)	261,875

Increase (decrease) in cash during the period	(110,076)	294,678	(743,650)	437,827
Exchange rate changes on foreign currency cash balances	(1,327)	(8,700)	(3,942)	(6,739)
Cash and cash equivalents at beginning of period	465,040	209,332	1,101,229	64,222

Cash and cash equivalents at end of period	$353,637	$495,310	$353,637	$495,310

Cash and cash equivalents comprised of:
Cash			$68,798	$40,114
Cash equivalents			284,839	455,196

			$353,637	$495,310

Supplemental cash flow disclosure
Interest paid	$24,321	$10,894	$51,835	$31,889
Income taxes paid	$(6,485)	$6,838	$47,585	$52,783

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP for annual financial statements, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2009 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Future Changes in Accounting Policy

International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. As a result, Cameco will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.

3.	Inventories

	As At
(thousands)	Sep 30/10	Dec 31/09

Uranium
Concentrate	$344,493	$310,893
Broken ore	19,764	18,125

	364,257	329,018

Fuel Services	149,973	124,206

Total	$514,230	$453,224

4.	Derivatives

The following tables summarize the fair value and classification of derivatives on the balance sheet:

As at September 30, 2010

Current Quarter

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,330)	$29,281	$25,951
Foreign currency contracts	4,454	—	4,454
Interest rate contracts	3,557	—	3,557
Cash flow hedges:
Energy and sales contracts	—	38,171	38,171

Net	$4,681	$67,452	$72,133

Classification:
Current portion of long-term receivables, investments and other [note 5]	$19,092	$61,188	$80,280
Long-term receivables, investments and other [note 5]	4,781	43,038	47,819
Current portion of other liabilities	(14,481)	(22,815)	(37,296)
Other liabilities	(4,711)	(13,959)	(18,670)

Net	$4,681	$67,452	$72,133

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 5]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 5]	1,460	54,510	55,970
Current portion of other liabilities	(445)	(19,595)	(20,040)
Other liabilities	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended September 30, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,599)	$3,315	$716
Foreign currency contracts	(36,940)	—	(36,940)
Interest rate contracts	(3,234)	—	(3,234)
Cash flow hedges:
Energy and sales contracts	—	359	359

Net	$(42,773)	$3,674	$(39,099)

For the three months ended September 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$1,812	$(2,086)	$(274)
Foreign currency contracts	(128,854)	—	(128,854)
Cash flow hedges:
Energy and sales contracts	—	153	153

Net	$(127,042)	$(1,933)	$(128,975)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$637	$2,932	$3,569
Foreign currency contracts	(22,999)	—	(22,999)
Interest rate contracts	(4,582)	—	(4,582)
Cash flow hedges:
Energy and sales contracts	—	1,963	1,963

Net	$(26,944)	$4,895	$(22,049)

For the nine months ended September 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,307)	$(3,914)	$(8,221)
Foreign currency contracts	(193,194)	—	(193,194)
Cash flow hedges:
Energy and sales contracts	—	196	196

Net	$(197,501)	$(3,718)	$(201,219)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $14,958,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next 12 months, based on current prices, Cameco expects an estimated $18,882,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Sep 30/10	Dec 31/09

Bruce B L.P. (BPLP)
Capital lease receivable from BALP	$92,462	$94,895
Derivatives [note 4]	104,226	141,949
Accrued pension benefit asset	61,336	36,613
Equity accounted investments
Global Laser Enrichment LLC (privately held)	172,047	185,716
UEX Corporation (market value $46,319)	8,182	6,052
Huron Wind (privately held)	3,802	4,002
Minergia S.A.C. (privately held)	3,709	4,551
UFP Investments Inc. (privately held)	7,537	2,617
Available-for-sale securities
Western Uranium Corporation (market value $4,916)	4,916	4,637
GoviEx Uranium (privately held)	24,236	25,214
Derivatives [note 4]	23,873	68,432
Deferred charges
Cost of sales	14,415	14,415
Advances receivable from Inkai JV LLP	148,834	141,149
Accrued pension benefit asset	5,109	7,773
Other	63,299	65,255

	737,983	803,270
Less current portion	(86,492)	(154,725)

Net	$651,491	$648,545

6.	Share Capital
(a)	At September 30, 2010, there were 393,458,577 common shares outstanding.

(b)	Options in respect of 8,537,951 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended September 30, 2010, 432,652 options were exercised resulting in the issuance of shares (2009 — 89,190). For the nine months ended September 30, 2010, 619,844 options were exercised resulting in the issuance of shares (2009 — 269,550).

(c)	On March 5, 2009, Cameco issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses were $445,532,000. Excluding the deferred tax recoveries, our net cash proceeds amounted to $440,150,000 in 2009.
7.	Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Interest on long-term debt	$12,187	$6,868	$36,815	$24,263
Interest on short-term debt	554	486	1,458	1,905
Foreign exchange losses (gains)	2,262	1,915	5,627	(18,232)
Other charges	2,069	3,337	6,722	10,302
Interest income	(3,678)	(1,219)	(8,310)	(3,910)
Capitalized interest	(11,500)	(7,527)	(35,009)	(25,227)

Net	$1,894	$3,860	$7,303	$(10,899)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Income Tax Expense

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Earnings (loss) before income taxes and minority interest
Canada	$6,600	$27,704	$(39,678)	$60,974
Foreign	95,185	195,039	355,990	530,938

	$101,785	$222,743	$316,312	$591,912

Current income taxes
Canada	$3,218	$(5,141)	$29,382	$19,158
Foreign	4,906	11,046	18,645	26,163

	$8,124	$5,905	$48,027	$45,321
Future income taxes (recovery)
Canada	$1,511	$29,327	$(33,117)	$10,512
Foreign	(1,811)	(6,856)	(172)	(5,371)

	$(300)	$22,471	$(33,289)	$5,141

Income tax expense	$7,824	$28,376	$14,738	$50,462

At September 30, 2010, current taxes payable in the amount of $30,765,000 (December 31, 2009 — $31,140,000), have been included in accounts payable and accrued liabilities.
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 income for Canadian income tax purposes by approximately $43,000,000 (this reassessment was superseded by a reassessment issued in February 2009). In December 2009, CRA issued a notice of reassessment for the 2004 taxation year, which increased Cameco’s 2004 income by approximately $108,000,000. Another reassessment for 2004 was issued by CRA on May 13, 2010 to similar effect. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2005 through 2009 on a similar basis.
Late in 2009, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2004 based on the documentation that had been submitted by Cameco. This followed the same decision by the Transfer Pricing Review Committee late in 2008 for the 2003 notice of reassessment.
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $9,000,000 in 2009, bringing the cumulative tax provision related to this matter for the years 2003 through 2009 to $24,000,000. No provisions for penalties or interest have been recorded. We do not expect more than a nominal amount of cash taxes to be payable due to availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Further to Cameco’s decision to contest CRA’s reassessments, a Notice of Appeal for the 2003 taxation year was filed with the Tax Court of Canada on July 22, 2009 and the litigation process is proceeding. In connection with CRA’s 2004 reassessment, Cameco is contesting the reassessment and pursuing its appeal rights under the Income Tax Act.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income are presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Gains on derivatives designated as cash flow hedges	$659	$12,931	$2,795	$52,060
Gains on derivatives designated as cash flow hedges transferred to net earnings	(6,008)	(13,525)	(21,152)	(35,797)
Unrealized gains on assets available-for-sale	29	61	161	336
Losses (gains) on assets available-for-sale transferred to net earnings	3	—	(409)	—

Total income tax expense (recovery) included in OCI	$(5,317)	$(533)	$(18,605)	$16,599

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	As At
(thousands)	Sep 30/10	Sep 30/09

Gains on derivatives designated as cash flow hedges	$18,630	$53,003
Unrealized gains on assets available-for-sale	100	139

Total income tax expense included in AOCI	$18,730	$53,142

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Per Share Amounts

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Basic earnings per share computation

Net earnings	$97,613	$172,115	$308,209	$500,962

Weighted average common shares outstanding	393,100	392,613	392,988	386,355

Basic earnings per common share	$0.25	$0.44	$0.78	$1.30

Diluted earnings per share computation

Net earnings	$97,613	$172,115	$308,209	$500,962

Weighted average common shares outstanding	393,100	392,613	392,988	386,355

Dilutive effect of stock options	1,483	2,120	1,645	1,872

Weighted average common shares outstanding, assuming dilution	394,583	394,733	394,633	388,227

Diluted earnings per common share	$0.25	$0.44	$0.78	$1.29

For the nine months ended September 30, 2010, excluded from the calculation were 5,979,096 options whose exercise price was greater than the average closing market price (2009 - 4,793,053). For the quarter ended September 30, 2010, excluded from the calculation were 5,979,096 options as their exercise price was greater than the average closing market price (2009 — 3,236,411).
10.	Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 25,199,973 shares have been issued.
Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended September 30, 2010, the amount recorded was $1,324,000 (2009 — $566,000). For the nine months ended September 30, 2010, the amount recorded was $7,645,000 (2009 - $3,803,000).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended
	Sep 30/10	Sep 30/09

Number of options granted	1,515,945	1,381,039
Average strike price	$28.90	$19.41
Expected dividend	$0.28	$0.24
Expected volatility	36%	36%
Risk-free interest rate	2.1%	1.6%
Expected life of option	4.2 years	4.0 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$8.46	$5.21

11.	Statements of Cash Flows
Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Accounts receivable	$(90,245)	$(1,450)	$97,072	$213,642
Inventories	(65,883)	(9,960)	(50,913)	(60,488)
Accounts payable and accrued liabilities	42,386	(8,235)	(141,163)	(106,451)
Other	(28,709)	(3,175)	(25,422)	(63,959)

Total	$(142,451)	$(22,820)	$(120,426)	$(17,256)

12.	Restructuring of the Gold Business
The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.
(a)	Sale of Centerra Gold Inc.
On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of these two transactions, Cameco has disposed of its entire interest in Centerra.
(b)	Financial Results of Discontinued Operations
The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the discontinued operations amounts, net of future income tax expenses:

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Kyrgyz share transfer	$—	$(33,482)	$—	$(17,551)
Operating earnings (loss)	—	10,760	—	(24,112)

Loss from discontinued operations	$—	$(22,722)	$—	$(41,663)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The following table presents the components of the operating results of Centerra:

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/10	Sep 30/09	Sep 30/10	Sep 30/09

Revenue	$—	$176,398	$—	$426,801

Expenses
Products and services sold	—	105,599	—	315,326
Depreciation, depletion and reclamation	—	30,480	—	90,594
Exploration	—	7,550	—	19,433
Other	—	8,857	—	25,573

Earnings (loss) before income taxes and minority interest	—	23,912	—	(24,125)
Income tax expense	—	2,680	—	16,846
Minority interest	—	10,472	—	(16,859)

Operating earnings (loss)	$—	$10,760	$—	$(24,112)

13.	Commitments and Contingencies
The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.
The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on July 8, 2009, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.
The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The parties have completed the discovery process and the arbitration hearing is currently underway.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.
(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Guarantees to customers under power sale agreements of up to $35,300,000. At September 30, 2010, Cameco’s actual exposure under these guarantees was $27,900,000.
(ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2010, BPLP recorded $224,000,000 under this agreement which was recognized as revenue with Cameco’s share being $71,000,000.
14.	Related Party Transactions
Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. During the first nine months of 2010, Cameco paid Points Athabasca Contracting Ltd. $19,000,000 (2009 - $21,600,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $1,120,000 (2009 — $110,000) resulting from these transactions.

Cameco Corporation
Notes to Consolidated Financial Statements
 (Unaudited)
15.	Segmented Information

For the three months ended September 30, 2010

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$243,938	$69,258	$114,866	$(8,587)	$419,475

Expenses
Products and services sold (i)	99,899	52,950	59,174	(8,166)	203,857
Depreciation, depletion and reclamation	43,271	7,422	13,387	(742)	63,338
Exploration	35,430	—	—	—	35,430
Other expense	1,282	3,608	—	—	4,890
Cigar Lake remediation	6,622	—	—	—	6,622
Gain on sale of assets	(481)	—	—	—	(481)
Non-segmented expenses					4,034

Earnings before income taxes and minority interest	57,915	5,278	42,305	321	101,785
Income tax expense [note 8]					7,824
Minority interest					(3,652)

Net earnings from continuing operations					$97,613

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$39,677	$7,422	$13,387	$(742)	$59,744

For the three months ended September 30, 2009 (Recast)

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$328,897	$50,433	$144,823	$(6,448)	$517,705

Expenses
Products and services sold (i)	212,115	41,251	55,414	(6,646)	302,134
Depreciation, depletion and reclamation	47,979	5,473	13,547	(150)	66,849
Exploration	10,654	—	—	—	10,654
Other expense	753	3,951	—	—	4,704
Cigar Lake remediation	2,927	—	—	—	2,927
Loss on sale of assets	2,337	—	—	—	2,337
Non-segmented expenses					(94,643)

Earnings (loss) before income taxes and minority interest	52,132	(242)	75,862	348	222,743
Income tax expense [note 8]					28,376
Minority interest					(470)

Net earnings from continuing operations					$194,837

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$45,403	$5,473	$13,547	$(150)	$64,273

Cameco Corporation
Notes to Consolidated Financial Statements
 (Unaudited)
For the nine months ended September 30, 2010

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$912,165	$207,641	$352,688	$(22,249)	$1,450,245

Expenses
Products and services sold (i)	465,644	141,440	188,460	(24,944)	770,600
Depreciation, depletion and reclamation	124,623	17,092	39,275	(121)	180,869
Exploration	68,340	—	—	—	68,340
Other expense	165	10,773	—	—	10,938
Cigar Lake remediation	14,460	—	—	—	14,460
Gain on sale of assets	(297)	—	—	—	(297)
Non-segmented expenses					89,023

Earnings before income taxes and minority interest	239,230	38,336	124,953	2,816	316,312
Income tax expense [note 8]					14,738
Minority interest					(6,635)

Net earnings from continuing operations					$308,209

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$112,987	$17,092	$39,275	$(121)	$169,233

For the nine months ended September 30, 2009 (Recast)

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$1,107,909	$185,619	$384,825	$(22,074)	$1,656,279

Expenses
Products and services sold (i)	637,170	132,212	184,918	(16,815)	937,485
Depreciation, depletion and reclamation	114,840	16,973	42,256	229	174,298
Exploration	33,074	—	—	—	33,074
Other expense	6,508	18,402	—	—	24,910
Cigar Lake remediation	13,119	—	—	—	13,119
Loss on sale of assets	183	—	—	—	183
Non-segmented expenses					(118,702)

Earnings (loss) before income taxes and minority interest	303,015	18,032	157,651	(5,488)	591,912
Income tax expense [note 8]					50,462
Minority interest					(1,175)

Net earnings from continuing operations					$542,625

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$106,887	$16,973	$42,256	$229	$166,345